UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On December 8, 2025, the board of directors (the “Board”) of LOBO TECHNOLOGIES LTD. (“Company”) approved to increase the maximum number of shares the Company is authorised to issue to 100,000,000 shares of a par value of US$0.001 divided into two classes as follows: (i) 90,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each (the “Increase in Authorised Shares”).

To reflect the changes resulting from the Increase in Authorised Shares, the Board also approved the adoption of a fourth amended and restated memorandum and articles of association (the “Fourth Amended and Restated Memorandum and Articles of Association”) in its entirety and in substitution for and to the exclusion of the currently effective Third Amended and Restated Memorandum and Articles of Association of the Company, which is filed herewith as Exhibit 3.1.

Exhibit	Description

3.1	Fourth Amended and Restated Memorandum and Articles of Association of LOBO TECHNOLOGIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo Technologies Ltd.

Date: December 9, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer